

February 3, 2011

Karen Ruzic Klein
General Counsel
Kayak Software Corporation
55 North Water Street, Suite 1
Norwalk, CT 06854

>   **Re: Kayak Software Corporation**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed January 18, 2011**
>   **File No. 333-170640**

Dear Ms. Klein:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Market and Industry Data, page i

1.   Please move this information to another location in the prospectus. The Summary section and Risk Factor sections should immediately follow the table of contents.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 33

2.   We note your response to comment 22 in our letter dated December 15, 2010 but do not see the disclosure you state is contained in the management and director biographies. We are, therefore, reissuing the comment. You state that cofounders of Expedia, Travelocity and Orbitz started your company in 2004. If currently employed with you, please name these cofounders.

Results of Operations

Operating Metrics

Queries, page 35

3.   You disclose that you count a query each time a user requests specific travel information from you. Please additionally disclose whether a single user will be counted as multiple queries if such user makes multiple requests for travel information in support of a single travel search. Additionally, please disclose how many queries on average occur during a single travel search. Finally, please disclose how query metrics are used to understand and predict historical and future fluctuations in revenues.

Executive Compensation

Compensation Discussion and Analysis

Bonus Awards, page 75

4.   For fiscal 2009 and fiscal 2010, please disclose your target goals as well as actual results. Alternatively, if you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a supplemental analysis supporting your conclusion. Additionally, with respect to your target revenue and target EBITDA goals, absent a convincing presentation that disclosure of such targets will provide competitors with insight into your business strategy which thereby presents a reasonable threat of competitive harm, the exclusion of such targets is not appropriate. For additional guidance, please refer to refer to Regulation S-K Compliance and Disclosure Interpretation 118.04.

Equity-Based Compensation

Fiscal Year 2010 Stock Option and Restricted Stock Awards, page 77

5.   For each of your named executive officers, please disclose how and why each was awarded the amount of options that they received.

Summary Compensation Table, page 79

6.   Please refer to footnote (4). Please additionally disclose the factors that the board of directors took into consideration when awarding discretionary cash bonuses in excess of non-equity incentive compensation target amounts.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

7.   We note your response to prior comment 52. In your response you indicate that cost categories best represent the key activities and decisions used to run your business, however it remains unclear to the Staff how such a presentation complies with Rule 5-03 of Regulation S-X. Please revise to present all direct costs, including technology and personnel, associated with your revenue producing activities as cost of revenues or explain in further detail why you believe such revision is not necessary. We also note in your response that you allocate depreciation and amortization costs to either technology or general and administrative costs although certain of these costs (e.g. website development, domain and trade name, technology, etc.) appear to be related to cost of revenues. If you intend to continue classifying depreciation and amortization related to cost of revenue in either your technology or general and administrative expense line items, disclosure of the exclusion and the amount should be made in the cost of revenue line caption in accordance with SAB Topic 11B.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

8.   We note your response to prior comment 55 and your revised disclosure. Please clarify whether distribution revenue earned based on travel consumption is recorded in the actual month travel is consumed or in the subsequent month when your travel suppliers and online travel agencies report user consumption to you.

Marketing, page F-8

9.   We note your response to prior comment 56 that affiliate referral fees represent a portion of the revenues you earn from referrals to your website from affiliated websites. If these costs represent a portion of revenues you earn, please clarify why you believe these costs are not representative of a cost of revenue. Additionally, in your response you indicate that your presentation is consistent with certain peer companies, such as priceline.com Incorporated and Expedia, Inc., however, your business appears somewhat dissimilar in that you direct users to your customers' websites whereas those companies book travel for users. Please revise accordingly or explain in further detail why you believe such revision is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Edgar at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief

cc: Michael A. Conza